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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CONTINUCARE CORPORATION
(Name of Issuer)
COMMON STOCK, PAR VALUE $.0001 PER SHARE
(Title of Class of Securities)
212172100
(CUSIP Number)
Judith Kenney, 777 Brickell Avenue, Suite 1070, Miami, FL 33131 (305) 373-7888
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 1, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	212172100

1	NAMES OF REPORTING PERSONS: Jose M. Garcia, Sr.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		6,221,667

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,221,667

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,221,667

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):*

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

* Excludes options (not currently exercisable) to purchase 100,000 shares.

CUSIP No.	212172100

1	NAMES OF REPORTING PERSONS: Carlos Garcia

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		6,221,667

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,221,667

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,221,667

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):*

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

* Excludes options (not currently exercisable) to purchase 100,000 shares.

CUSIP No.	212172100

1	NAMES OF REPORTING PERSONS: Luis Cruz, M.D.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		6,221,666

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,221,666

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,221,666

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):*

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

* Excludes options (not currently exercisable) to purchase 100,000 shares.

CUSIP No.	212172100

1	NAMES OF REPORTING PERSONS: Luis Cruz Irrevocable Trust A

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

FLORIDA

	7	SOLE VOTING POWER:

NUMBER OF		1,555,416

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,555,416

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,555,416

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	212172100

1	NAMES OF REPORTING PERSONS: Luis Cruz Irrevocable Trust B

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

FLORIDA

	7	SOLE VOTING POWER:

NUMBER OF		1,555,417

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,555,417

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,555,417

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	212172100

1	NAMES OF REPORTING PERSONS: Luis Cruz Irrevocable Trust C

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

FLORIDA

	7	SOLE VOTING POWER:

NUMBER OF		1,555,416

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,555,416

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,555,416

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	212172100

1	NAMES OF REPORTING PERSONS: Luis Cruz Irrevocable Trust D

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

FLORIDA

	7	SOLE VOTING POWER:

NUMBER OF		1,555,417

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,555,417

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,555,417

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

Item 1. Security and Issuer
     This Schedule 13D is filed with respect to the Common Stock, $.0001 par value, of Continucare Corporation, a Florida corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7200 Corporate Center Drive, Suite 600, Miami, Florida 33126.
Item 2. Identity and Background
     This Schedule 13D is being filed by José M. García, Sr., Carlos García, Luis Cruz M.D. and the four Luis Cruz Irrevocable Trusts A through D (the “Reporting Persons”). The business address for all Reporting Persons is 3233 Palm Avenue, Hialeah, Florida 33012.
     Jose M. Garcia, Sr., and Carlos Garcia are officers of the Issuer, and Luis Cruz, M.D. is Vice Chairman of the Issuer Board of Directors. None of the Reporting Persons has been convicted in a criminal proceeding during the last five years. None of the Reporting Persons was a party to a civil proceeding or a judicial or administrative body of competent jurisdiction during the last five years that as a result of such proceeding the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Jose M. Garcia, Sr., Carlos Garcia and Luis Cruz, M.D. are all U.S. citizens.
Item 3. Source and Amount of Funds or Other Consideration
     Effective October 1, 2006, the Issuer completed its acquisition of the following entities owned by the Reporting Persons: Miami Dade Health and Rehabilitation Services, Inc., a Florida corporation (“MDHRS”), Miami Dade Health Centers, Inc., a Florida corporation (“MDHC”), West Gables Open MRI Services, Inc., a Florida corporation (“West Dade”), Kent Management Systems, Inc. (“Kent”), Pelu Properties, Inc., a Florida corporation (“Pelu”), Peluca Investments, LLC, a Florida limited liability company (“Peluca”), and Miami Dade Health Centers One, Inc., a Florida corporation (“MDHC One,” and, collectively with MDHRS, MDHC, West Dade, Kent, Pelu and Peluca, the “MDHC Companies”) (the “Acquisition”). In connection with the completion of the Acquisition and in consideration for the assets acquired pursuant to the Acquisition, the Issuer paid the MDHC Companies approximately $5.0 million in cash, issued to the MDHC Companies 20.0 million shares of the Issuer’s common stock, par value $.0001 per share, and assumed or repaid certain indebtedness and liabilities of the MDHC Companies. The 20.0 million shares of common stock issued in connection with the Acquisition were issued pursuant to an exemption under the Securities Act of 1933, as amended, and 1.5 million of such 20.0 million shares were placed in escrow as security for indemnification rights of the MDHC Companies and their owners. The MDHC Companies distributed 18,665,000 shares, including the shares to be placed in escrow, to the Reporting Persons.
Item 4. Purpose of Transaction
     Except as otherwise described herein or as expressly stated below, no Reporting Person has any present plan or proposal that relates to or would result in:
     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer;
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer’s business or corporate structure;
     (g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
     (j) Any action similar to any of those enumerated above.
Item 5. Interest in the Securities of the Issuer
     The table below sets forth the Reporting Persons’ ownership of the Common Stock of the Issuer as of October 10, 2006.

	Amount of Shares	Percentage
Name	Beneficially Owned	Class (1)
José M. García, Sr.	6,221,667	8.86%
Carlos García	6,221,667	8.86%
Luis Cruz, M.D. (2)	6,221,667	8.86%
Luis Cruz Irrevocable Trust A	1,555,416	2.21%
Luis Cruz Irrevocable Trust B	1,555,417	2.21%
Luis Cruz Irrevocable Trust C	1,555,416	2.21%
Luis Cruz Irrevocable Trust D	1,555,417	2.21%

(1)	Based on 50,251,228 shares of Common Stock outstanding as of August 31, 2006, as reported in the Issuer’s Annual Report on
Form 10-K for the twelve months ended June 30, 2006 and 20.0 million shares issued in the Acquisition.
(2)	Luis Cruz, M.D. holds no securities of the Issuer in his individual name. All securities are held in the four Luis Cruz Irrevocable Trusts listed above, of which Luis Crus, M.D. is the sole trustee.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Effective October 1, 2006, the Issuer, the MDHC Companies and the Reporting Persons entered into an agreement pursuant to the terms of which the Issuer will file a registration statement with the Securities and Exchange Commission to Register the Common Stock of the Reporting Persons for resale between April 1, 2007 and October 1, 2007 (the “Registration Rights Agreement”). The Registration Rights Agreement also grants piggyback registration rights to the Reporting Persons and limits the number of shares of the Issuer’s Common Stock that the Reporting Persons may sell between April 1, 2007 and October 1, 2007.
     Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.
Item 7. Material to Be Filed as Exhibits
     A copy of the written agreement relating to the filing of this joint acquisition statement is attached as Exhibit A to this Schedule 13D.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ José M. García, Sr.
José M. García, Sr.

/s/ Carlos García
Carlos García

/s/ Luis Cruz, M.D.
Luis Cruz, M.D.

Luis Cruz Irrevocable Trust A
By:	/s/ Luis Cruz, M.D., Trustee
Luis Cruz, M.D., Trustee

Luis Cruz Irrevocable Trust B
By:	/s/ Luis Cruz, M.D., Trustee
Luis Cruz, M.D., Trustee

Luis Cruz Irrevocable Trust C
By:	/s/ Luis Cruz, M.D., Trustee
Luis Cruz, M.D., Trustee

Luis Cruz Irrevocable Trust D
By:	/s/ Luis Cruz, M.D., Trustee
Luis Cruz, M.D., Trustee

Dated: October 10, 2006

Exhibit A
JOINT FILING AGREEMENT
     The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Continucare Corporation dated October 10, 2006 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934.
Dated as of October 10, 2006

/s/ José M. García, Sr.
José M. García, Sr.

/s/ Carlos García
Carlos García

/s/ Luis Cruz, M.D.
Luis Cruz, M.D.

Luis Cruz Irrevocable Trust A
By:	/s/ Luis Cruz, M.D., Trustee
Luis Cruz, M.D., Trustee

Luis Cruz Irrevocable Trust B
By:	/s/ Luis Cruz, M.D., Trustee
Luis Cruz, M.D., Trustee

Luis Cruz Irrevocable Trust C
By:	/s/ Luis Cruz, M.D., Trustee
Luis Cruz, M.D., Trustee

Luis Cruz Irrevocable Trust D
By:	/s/ Luis Cruz, M.D., Trustee
Luis Cruz, M.D., Trustee